Synovus Annual Report 2002


ART
GOLD-
VALUE
SQUARE-
EQUALITY
STABILITY
MAIN
COLOR
RED!
ENERGY,
STRENGTH
INTERLOCKING
CURVES-SYNERGY!

A Symbol


...HAS MEANING ONLY
WHEN THER
VA


S
UE

COLORS, SHAPES AND ICONS BEAR QUITE A HEAVY LOAD. WE RELY ON THEM TO PROVIDE MEANING. THEY TELL A STORY. They speak for us as a collection of qualities without benefit of catchy prose. They represent who we are.

And when these elements come together in just the right way, you can see what we stand for.

At Synovus, we stand for doing what's right, what's worthwhile and worth spending a career upholding. Performance. Teamwork. Integrity. Energy. Innovation. And a multitude of other attributes that add up to one very important characteristic: *Value*.

Look closely at our symbol ... it says a lot. But even more telling are the attributes our people demonstrate in every relationship, every day.

BEHIND IT.

Who is Synovus? We are a diversified financial services holding company with over $19 billion in assets based in Columbus, Georgia. Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 40 affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payment processing through an 81-percent stake in TSYS, the world's leading processor of payments and transactions. Synovus is No. 9 on *FORTUNE* magazine's list of "The 100 Best Companies to Work For" in 2003.

DEAR SH

Financial Highlights

year ended December 31 *(amounts in thousands, except per share data)*	2002	2001	% change
Total Revenues[2]	$ 1,726,944	$ 1,559,720	10.7
Net Income	365,347	311,616	17.2
Net Income Per Share — Basic	1.23	1.07	14.5
Net Income Per Share — Diluted	1.21	1.05	15.2
Total Assets	19,036,246	16,654,891	14.3
Net Loans	14,264,068	12,247,148	16.5
Total Deposits	13,928,834	12,146,198	14.7
Shareholders' Equity	2,040,853	1,694,946	20.4
Book Value Per Share	6.79	5.75	18.1
Dividends Declared Per Share	0.59	0.51	15.7
Return on Assets	2.10 %	2.03 %	nm[1]
Return on Equity	19.69	20.13	nm
Equity/Assets	10.72	10.18	nm
Fee Income/Total Revenues[2]	58.45	59.62	nm
Net Interest Margin	4.65	4.65	nm
Allowance for Loan Losses/Loans	1.38	1.38	nm
Nonperforming Assets Ratio	0.64	0.54	nm
Net Charge-Off Ratio	0.33	0.30	nm
Provision to Net Charge-Offs Multiple	1.48	1.48	nm

Team Members

year ended December 31	2002	2001	% change
Banking & Other Synovus Companies	6,013	5,798	3.7
TSYS	5,399	5,323	1.4
Total Team Members	11,412	11,121	2.6

Stock Information

year ended December 31	2002	2001	% change
Closing Stock Price	$19.40	$25.05	-22.6
Number of Shares Outstanding (in thousands)	300,398	294,674	1.9
Annual Shares Traded (in millions)	177	125	41.6
Price/Earnings Multiple	16.03	23.86	nm
Price/Book Multiple	2.86	4.36	nm

Stock Ownership Summary

as of December 31	2002	2001	2000	1999	1998
Shareholders (of record and beneficial owners)	79,182	66,035	65,400	61,431	62,700
Institutional	45.8 %	38.7 %	35.2 %	30.8 %	n/a
Institutional (excludes Synovus Trust Company)	28.8 %	25.9 %	22.3 %	17.0 %	15.1 %
Market Value (in billions)	$ 5.83	$ 7.38	$ 7.67	$ 5.61	$ 6.49

[1]Not meaningful. [2]Excluding investment securities gains (losses) and reimbursable items. 2002 excludes impairment loss on private equity investment of $8.4 million. [3]As originally reported. 1996 information before special FDIC assessment. 1993 information before extraordinary item. [4]Excludes dividends declared by subsidiaries before acquisition.

What kind of symbol best represents the story of Synovus in 2002?

If I could only pick one, it would be a rubber band ... because its essence is resilience. And resilience, while also allowing for growth, is what enables an entity to regain its original composition after being stretched.

The past year has certainly been a remarkable one for our country, its citizens and the people of Synovus. Throughout the year, our team members have maintained their focus on our company's core values of people, service and performance. Synovus' industry-leading financial results for 2002 are evidence of this resilience and spirit.

I'm extraordinarily pleased to report another record year for earnings, which totaled $365 million, or $1.21 per share. That's a net income increase of 17 percent over 2001 and falls right in line with our goal to achieve a minimum 15 percent growth in earnings per share for 2002.

As you'll recall, in 2000 we announced a three-year plan to achieve 15 to 18 percent annual growth in earnings per share through the end of 2003. Although in 2000 we felt these aggressive goals were within reach with our strategy and infrastructure, we never could have predicted the unfathomable world and national events of the past two years, and the effect they would have


Total Assets[3] in billions
2002 $19.0
2001 $16.7
2000 $14.9
1999 $12.5
1998 $10.5
1997 $9.3
1996 $8.6
1995 $7.9
1994 $6.1
1993 $5.7
1992 $5.2
0 5.0 10.0 15.0 20.0


Diluted Net Income Per Share[3]
Adjusted for stock splits
2002 $1.21
2001 $1.05
2000 $0.92
1999 $0.80
1998 $0.70
1997 $0.62
1996 $0.55
1995 $0.44
1994 $0.38
1993 $0.33
1992 $0.27
0 .30 .60 .90 1.20


Dividends Per Share[3,4]
Adjusted for stock splits
2002 $0.59
2001 $0.51
2000 $0.44
1999 $0.36
1998 $0.29
1997 $0.24
1996 $0.20
1995 $0.16
1994 $0.13
1993 $0.11
1992 $0.09
0 .15 .30 .45 .60


Fee Income to Total Revenues[2,3]
2002 58.45%
2001 59.62%
2000 59.69%
1999 59.00%
1998 56.00%
1997 54.26%
1996 53.17%
1995 49.90%
1994 50.39%
1993 49.55%
1992 51.55%
0 .30

AREHOLDERS

on our economy and the mindset of consumers, corporate decision makers, analysts and investors.

Thankfully, our diversity of services and offerings has minimized the impact on the financial services side of our business. However, many businesses have deferred new projects and expenditures, which has extended TSYS' sales cycle. Our original projection for EPS growth in 2003 assumed that TSYS — based on its track record, leadership position and market opportunity would have signed and converted another major credit card issuer before the end of 2002. Although this did not occur, we remain optimistic. In the meantime we revised our projections for 2003 to the 10 to 14 percent EPS growth range.

Our team members have maintained their focus on our company's core values of people, service and performance. Synovus' industry-leading financial results for 2002 are evidence of this resilience and spirit.



I want to underscore that these projections in no way detract from the vitality of our businesses. Nor do they overshadow the substantial accomplishments we've made at both Synovus and TSYS in 2002. Today, we're maintaining an extraordinary position in the marketplace, and I could not be more pleased about our competitive strengths. Everything we have worked for during the last few years — the restructuring and integration of our financial services offerings ... the continued enhancement of our TS2 payment processing system (the industry gold standard) ... the ongoing emphasis on developing our people and maintaining an exemplary workplace — has come together precisely as planned to cement the foundation we need to become the finest financial services company in the world.

Let me take you through some key highlights of 2002 and the reasons why we should all feel very confident about the months ahead.

▸ **Our banks are the healthiest they've been in our history.** Loans were up 16.5 percent and we've worked very hard to maintain our strong credit culture and quality. Our 14.7 percent growth in deposits puts us at the highest point we've seen in years. Our needs-based sales strategy, which is still being perfected, has made us more effective at analyzing customer needs and matching services appropriately. As a result, cross selling between our banking, mortgage and Financial Management Services divisions is becoming more routine.

▸ **Our affiliate network of banks is continuing to expand and strengthen with further movement into regions of high growth opportunity.** We added Tennessee to our map with the acquisition of Community Financial Group, parent company of

Return On Assets[3]

2002	2.10%
2001	2.03%
2000	1.95%
1999	1.97%
1998	1.96%
1997	1.87%
1996	1.75%
1995	1.53%
1994	1.50%
1993	1.39%
1992	1.22%

Return On Equity[3]

2002	19.69%
2001	20.1%
2000	20.1%
1999	19.3%
1998	19.2%
1997	19.8%
1996	19.5%
1995	17.9%
1994	17.5%
1993	16.8%
1992	15.5%

Non-Performing Assets Ratio[3]

2002	0.64%
2001	0.54%
2000	0.52%
1999	0.38%
1998	0.41%
1997	0.44%
1996	0.60%
1995	0.64%
1994	0.72%
1993	0.95%
1992	1.49%

Net Charge-Off Ratio[3]

2002	0.33%
2001	0.30%
2000	0.24%
1999	0.29%
1998	0.37%
1997	0.38%
1996	0.32%
1995	0.38%
1994	0.44%
1993	0.50%
1992	0.71%

The Bank of Nashville. Our presence in metro Atlanta has been furthered by the recent acquisition of First Nation Bank in Covington, Georgia, and our recent purchase of United Financial Holdings, which operates banking centers in St. Petersburg/Pinellas County, Sarasota and Clearwater, gives us strong footing along the central Gulf coast of Florida. We're also continually evaluating our portfolio of banks to ensure high profitability.

▸ **Synovus Mortgage has sustained growth fueled in part by low interest rates but driven largely by a team-oriented sales approach and smart, streamlined back-end operations.** The synergy between our banks and our mortgage division is an excellent case study of how the needs-based sales strategy is working to increase business from within our existing customer base. Additionally, the mortgage team is employing creative strategies to attract new customers, such as developing relationships with realtors and builders and offering a painless, expedited process for loan applications and closings.

▸ **Our Financial Management Services product area shows terrific promise.** Financial Management Services and insurance revenues increased 16 percent over last year, with trust up six percent, brokerage up 15 percent and insurance up 19 percent. Additionally, we're seeing the value of our acquisitions of Creative Financial Group in 2001 and GLOBALT in 2002, which resulted in our 76 percent growth in revenues of financial planning/asset management services for 2002.



OUR BOARD OF DIRECTORS

Back row, left to right

C. Edward Floyd, M.D.
President
Floyd Medical Associates, P.A.

Joe E. Beverly
Chairman of the Board
Commercial Bank
Vice Chairman of the Board (Ret.)
Synovus

Middle row, left to right

George C. Woodruff, Jr.*
Real Estate and Personal Investments

Alfred W. Jones III
Chairman of the Board
and Chief Executive Officer
Sea Island Company

Gardiner W. Garrard, Jr.
President
The Jordan Company

Richard Y. Bradley
Attorney at Law
Bradley & Hatcher

Lovick P. Corn*
Advisory Director
W. C. Bradley Co.

John P. Illges, III
Senior Vice President (Ret.)
The Robinson-Humphrey Company, Inc.

Front row, left to right

Elizabeth R. James
Vice Chairman of the Board, Chief Information Officer, Chief People Officer
Synovus

Daniel P. Amos
Chairman of the Board
and Chief Executive Officer
AFLAC Incorporated

Richard H. Bickerstaff*
Manager
Broken Arrow Land Company L.L.C.

Loyce W. Turner*
Chairman of the Board
First State Bank and Trust Company

Roy M. Greene, Sr.*
Chairman of the Board and President
Greene Communications, Inc.

Richard E. Anthony
Vice Chairman of the Board
Synovus
Chairman of the Board
First Commercial Bank

Walter M. Deriso, Jr.
Vice Chairman of the Board
Synovus
Chairman of the Board
Security Bank and Trust Company

Elizabeth C. Ogie
Private Investor

William B. Turner
Chairman of the Executive Committee
Synovus
Columbus Bank and Trust Company
Advisory Director
W. C. Bradley Co.

James H. Blanchard
Chairman of the Board
and Chief Executive Officer
Synovus
Chairman of the Executive Committee
TSYS

James D. Yancey
President and
Chief Operating Officer
Synovus
Chairman of the Board
Columbus Bank and Trust Company

John T. Oliver, Jr.*
Vice Chairman of the
Executive Committee (Ret.)
Synovus
Chairman of the Board
First National Bank of Jasper

V. Nathaniel Hansford
President
North Georgia College
and State University

H. Lynn Page
Vice Chairman of the Board (Ret.)
Synovus
Columbus Bank and Trust Company
TSYS

Dr. Melvin T. Stith
Dean of the College of Business
Florida State University

Mason H. Lampton
Chairman of the Board and President
The Hardaway Company
Standard Concrete Products

John L. Moulton*
Vice Chairman of the Board
Security Bank and Trust Company
President
Moulton, Lane and Hardin, Inc.

**Emeritus Director*

OUR EXECUTIVE MANAGEMENT

James H. Blanchard
Chairman of the Board
and Chief Executive Officer

William B. Turner
Chairman of the
Executive Committee

James D. Yancey
President and
Chief Operating Officer

Richard E. Anthony
Vice Chairman of the Board

Walter M. Deriso, Jr.
Vice Chairman of the Board

Elizabeth R. James
Vice Chairman of the Board
Chief Information Officer
Chief People Officer

G. Sanders Griffith, III
Senior Executive Vice President,
General Counsel and Secretary

Mark G. Holladay
Executive Vice President
and Chief Credit Officer

Thomas J. Prescott
Executive Vice President
and Chief Financial Officer

Calvin Smyre
Executive Vice President
Corporate Affairs

▸ **TSYS has just entered its third decade of service, and momentum is strong:**

–The company is the largest third-party processor of non-domestic card accounts in the world — and among the leaders domestically — and is continuing to make its way across the globe. TSYS' relationship with CIBC means it will be processing more than half of all Visa cards in Canada. That's in addition to CIBC American Express cards, which makes TSYS the first third-party processor to service American Express and Visa accounts on a single system. TSYS will also process Sears Canada's retail cards and gift cards for Canadian Tire Financial Services — the country's most-shopped retailer.

–Wins in Europe include the Royal Bank of Scotland Group (the 15th largest card issuer in the world), the Bank of Ireland (which gives TSYS a 90 percent market share in Ireland) and Barclaycard, one of Europe's largest issuers of consumer credit cards.

–Here in the U.S., TSYS has processed more than $24 billion in loans and grants issued by the U.S. Department of Education. This relationship is a huge milestone in that it moves TSYS beyond traditional credit card processing into other types of transactions — a rich new frontier.

▸ **Our Customer Covenant (on page 7), which codifies our commitment to total customer satisfaction through needs-based selling, is in its first full year of existence, and proving to be a major competitive advantage.** In fact, in our first customer satisfaction survey, conducted in the second quarter of 2002 across our entire banking operation, we scored 9.2 out of 10. We're pleased, but not yet satisfied.

▸ **Once again, we were named among the top 10 on *FORTUNE's* "100 Best Companies to Work For" ranking.** Our No. 9 ranking in 2003 following our No. 5 ranking in 2002, marks the sixth year that we've made the list ... and it's something we never take for granted.

▸ **I was especially pleased that last October, Standard & Poor's singled out Synovus along with eight other companies in the S&P 500 for providing investors with the most information about their operations through its annual report.** The ranking was released as part of a broad new initiative by S&P to rate how well companies disclose information about themselves. We take this issue very seriously, and you can be assured that openness and integrity will always be guiding principles of our business.

I could fill many more pages recounting other great moments of 2002. Looking at all that we have achieved, we have no reason to feel anything but incredibly optimistic about our future. But there's plenty of work ahead of us in every one of the areas outlined above. In addition, we'll also work to:

• Expand our presence in high-growth markets with decentralized community focused affiliate bank teams. We are always looking to add to our network of community banks with strong performers who share our values and commitment to customer satisfaction;

• Continue to grow assets through our total relationship banking concept. Sales training will again be a critical endeavor and team members will have more opportunities to enhance their skills and career opportunities.

• Maintain high asset quality, and further refine our ability to make sound loan decisions;

• Maintain a positive outlook as we weather the economy and stay true to Our Customer Covenant. We hope that the next time around, results of our customer satisfaction survey are at least a 9.5 if not higher;

• Continue our initiatives in PDE — Personally Developing EveryONE — and work to develop leaders at all levels of the company;

• Continue to work to secure new contracts for TSYS; also continue to look for new market opportunities and ways to meet customer needs;

• Maintain expense control, with an eye on reducing non-essential costs.

On a personal note, I am thankful for your ongoing support of and faith in our company. With your help, we're well on our way to becoming the world's finest in this business. And even if there's no gold medal to symbolize this achievement, we'll know we got there nonetheless.

Sincerely,



James H. Blanchard
Chairman of the Board and
Chief Executive Officer


VALUE BEGINS WIT

We treat customers the way we want to be treated ourselves *... which means serving with patience and understanding. That's one reason why, in a tremendously competitive industry, Synovus Mortgage continues to show such strong results.*

UNDERSTANDING WHAT MAKES US STRONG.

[SQUARE ≈ *steadfastness, precision, efficiency, accuracy, quality, integrity*]

Many who have followed Synovus over the years — reporters, shareholders, competitors, analysts, friends — have asked what it is about this company that enables us to achieve consistently strong results among our peers.

Often they seem puzzled by our response ... that Our Customer Covenant is the reason.

In a time when business pages are filled with complicated business models and buzzwords, this creed — our fundamental commitment to every customer — might seem rather simplistic.

But Our Customer Covenant is indeed the framework of our corporate strategy — the boundaries within which we work. True, we rely heavily on thorough knowledge and robust technology and proven business processes, but our strength is rooted in how we connect with people: The customers we serve, the communities we support, and the team members we employ.

We recognize that financial services is, to a large degree, a commodity business. So relationships have to be the cornerstone of our success. Every decision we make, from our decentralized banking approach to our needs-based sales strategy to the creation of leading-edge technology, must be made with the customer's best interests in mind. What we do has a tremendous impact on people's lives, and we take our role very seriously. This is why you can ask many

---

OUR CUSTOMER COVENANT

We pledge to serve every customer with the highest levels of sincerity, fairness, courtesy, respect and gratitude, delivered with unparalleled responsiveness, expertise, efficiency and accuracy.

We are in business to create lasting relationships, and we treat our customers like we want to be treated.

We offer the finest personal service and products delivered by caring team members who take 100% responsibility for meeting the needs of each customer.

SQUARE ≈ *steadfastness, precision, efficiency, accuracy, quality, integrity*

Our strength is rooted in how we connect with people: The customers we serve, the communities we support, and the team members we employ.

of our 11,412 team members about *Our Customer Covenant*, and they'll be able to explain it to you — because we asked them to sign off on it.

To paraphrase an old adage, cultivating a culture of respect begins at home. A major reason our team members are fervent ambassadors of Our Customer Covenant is because they feel these principles being applied internally. For the last six years, we've been named to *FORTUNE* magazine's list of the "100 Best Companies to Work For," and again, the reason is simple: we value the worth of every individual.

Synovus is the kind of company that appreciates the richness of diversity, and not just in the traditional sense of melding cultures and ethnicities. To us, diversity also means taking into account the different ways people work, communicate and view the world. You might say we're a company not only made up of many people but also many unique sets of characteristics. With this in mind, our Diversity Advisory Council works diligently to ensure that our programs and communication efforts connect with each individual.

Our commitment to Personally Developing EveryONE — PDE — takes many forms. We spend a lot of time educating future managers through our Leadership Institute, where as much weight is given to characteristics like compassion, fairness and integrity as practical business skills. For TSYS team members, we worked with Columbus State University to create a Masters of Information Technology program to upgrade the skills of business and computing managers. In May 2002, the first 25 participants graduated from the intensive 18-month curriculum. And we continue to actively pursue interns to join us as part of INROADS — a national program that gives minority youth an opportunity to experience careers in a real-life setting. To our delight, several of these interns have opted to stay on permanently.

When it comes to community contribution, Synovus team members are among the most active in Corporate America. During any given week, you can find our people working in a wide range of volunteer projects through our REACH endeavor — Recognizing and Encouraging an Atmosphere of Community and of Hope.

Taking 100% responsibility. Giving back. Embracing individuality. Doing the right thing. Pretty basic principles that might even sound a bit "square" compared to modern business-speak. But it's the framework that makes this company great.



A customer on the Covenant: *"From my perspective, the people of Synovus are genuinely proud of their customers — and they get tremendous satisfaction from helping them succeed. What they've done for Ranger Joe's is a great example. My father started banking with Columbus Bank and Trust in 1963, when he had little more than a business idea and a few used military surplus items to sell. We weren't much more than a glorified lemonade stand then, but CB&T treated us like our business was gold. They cared, they listened and they guided us. Through the years, CB&T has helped my wife Janice and I grow this family business into a company of international reach. Without them we wouldn't have come so far."* — PAUL VOORHEES, PRESIDENT AND OWNER OF RANGER JOE'S, NOW A MULTIMILLION-DOLLAR, GLOBAL SUPPLIER OF MILITARY AND LAW ENFORCEMENT GEAR.


VALUE THRIVE

Our decentralized structure *puts power in the hands of local financial services teams. After all, they know their customers best.*

WHEN FREEDOM OUTWEIGHS STRUCTURE.

INTERLOCKING CURVES ≈ *synergy, mobility, agility, teamwork, autonomy, vision*

Here we sit, a financial services company located far away from traditional financial centers, and we're outperforming some of our biggest and brawniest competitors in many areas of this business. How is this possible?

Perhaps it's as simple as this: Where other organizations take comfort in the absoluteness of a straight line, we embrace fluidity and curves. Within the structural parameters that keep us focused and accountable, our business operations are designed to successfully adapt to a world that begs for flexibility and freedom.

For example, how can a group of executives hundreds of miles away really know what's best for bank customers on the Florida coast? They can't — and thus the reason for our decentralized organization (and the "secret" to our success). Rather than running a homogenous system of company-owned banks, we have opted to maintain and expand a system of local banks, each with its own name, charter, board of directors and local identity. The personal relationships that these 40 affiliate banks have cultivated over the years could never be sustained by putting all decisions in the hands of our Columbus headquarters. So we allow each local affiliate to have the flexibility, the freedom and the autonomy to make decisions that directly affect their customers...and follow the nuances — the curves — of the local markets they cover. But never at the expense of our corporate objectives and core values.

The result? Customers benefit from both sides of the spectrum: they have the personal attention of a community bank, combined with the resources and weight of a global company. It's a powerful strategy — and yet it allows for flexible paths between the company and

Local autonomy — backed by the resources of a global company — allows us to take more flexible paths in serving customers. Because a coastal community isn't the same as a mountain town ... or a large metropolis.

INTERLOCKING CURVES ≈ *synergy, mobility, agility, teamwork, autonomy, vision*

each local customer as their environment and personal needs change.

But how can a company serving half a million households in five states possibly be attuned to each individual's needs? This is where our needs-based selling approach — another strength of our Financial Services organization — comes into play.

Through our needs-based selling strategy, team members can better anticipate customers' needs and address them with the most appropriate financial services.

Now in its third full year of implementation, this enhanced selling strategy is transforming our team members into consultative advisors who are better equipped to match customers' life events with the most appropriate financial services. Our goal is for team members of all areas of Financial Services — whether they're in core banking, mortgage or financial management services — to know each customer so well that their financial needs can be anticipated and addressed with the right mix of products and services.

A fully-engaged ear sets the right course for matching "life events" with financial services; teamwork and technology tie these services together efficiently across divisions. Our seamless ability to cross-sell all financial services means that a bank customer can connect with an investment broker without having to seek one out herself ... and a new customer drawn to Synovus Mortgage might be offered an equity line of credit in the same visit.

Besides fostering a closer connection with our customers, the needs-based sales strategy also directly impacts the revenue stream. In addition to strong 2002 financial results in terms of deposits, loan growth, credit quality, and expense management, the entire Financial Services organization is abuzz with success stories of how one division won new business because another division listened carefully. One of the most significant examples of this is a referral from one of our banks that resulted in our establishing a multi-million dollar financial management services relationship.

Information technology is a big part of this success. Our technical strategy supports this sales focus, most notably with a $10 million investment in an enterprise-wide platform that will connect business units across the organization. This technology will facilitate the needs-based sales approach and cross selling between divisions, while helping affiliate banks reduce costs. We expect the system to reach all 300 affiliate branch locations by fourth quarter 2004.

While geographically our branches cover five states, technically we're accessible worldwide, thanks to new and enhanced Internet-based services. In


BOBS CANDIES INC. ALBANY, GA. 31708 U.S.A.
1690
12 BOXES

When a series of events threatened the future of the world's largest candy cane maker, *Security Bank and Trust Company — our Albany, Georgia affiliate — offered its hand as banking partner. It helped the manufacturer stay on track, and kept a cornerstone of the community — and a holiday tradition — alive.*

2002 we updated our personal banking application that allows consumers more online account management capabilities. And our rich Business Online Access product — launched in 2002 — gives us a competitive advantage with the commercial audience. Business customers can perform account transfers, request stop payments, pay bills, initiate Automated Clearing House (ACH) and get current and previous day balance reporting from any PC, anywhere. And the best part is that there's nothing to install or learn ... it's all browser-based.

Financial services is a business of numbers. And while numbers are absolute, life is not. It curves. With our combination of expertise, technology and flexible strategic thinking, customers will always be prepared to handle whatever direction life takes.


VALUE SOAR

TSYS has set its sights *on being the world leader in payment and transaction processing.*

WHEN WE DARE TO GO BEYOND.

[RED ≈ *vigor, strength, charisma, energy, boldness, life, innovation*]

We're on the edge of our seats and eager to tackle that next big challenge that no one has solved or solved well. That's what we do. Our customers count on us to think ahead of the curve, find a way around obstacles — and provide reassuring support in helping them get through the challenges of business and of life.

This is where you see another part of our personality emerge. If our deftness at building meaningful relationships is represented as soft brown leather, shiny red is the color of our ideas and solutions. They are bold ... they get us and our customers noticed...and they inspire feelings of excitement rather than anxiety about entering uncharted territory.

The story of how our transaction processing company, TSYS, got started is a perfect example of this bold mindset. It might surprise you to learn that Synovus affiliate Columbus Bank and Trust was among the first banks in the U.S. to go live on the electronic Bank Americard system (Visa's precursor), thanks to some foresight and a small investment in a computer in 1966. Because of our electronic processing capabilities, other banks — bigger ones — started outsourcing their card processing to us. It was 1978 and we were less than 1/200th of the size we are now — but we weren't afraid to be a little bank going after big-bank business. We knew we could meet a need in the marketplace ... and our growing number of contracts proved it. Eventually we formed TSYS, which celebrates its 20th anniversary in 2003.

Looking ahead, TSYS is discovering more and more ways to apply its credit card processing expertise to other kinds of customer relationships. As "the action behind the transaction," their potential is virtually unlimited.

Today, TSYS continues to boldly go into new markets. The company's success has been based on processing credit card transactions and information. But as TSYS looks to the future, it's seeing more and more ways to apply that

[RED ≈ *vigor, strength, charisma, energy, boldness, life, innovation*]

expertise to other kinds of customer relationships. TSYS is in the business of data — the capture, assimilation, storage and transmission of the data that drives business transactions. The company likes to think of itself as "the action behind the transaction." Which makes its growth potential virtually unlimited.

TSYS has leveraged its experience with traditional credit cards to secure an agreement to process student loans for U.S. Department of Education.

For example, TSYS has leveraged its experience with traditional credit cards to secure an agreement to process student loans for U.S. Department of Education. Preparatory conversions were completed in 2002 and $24 billion in student loans and grants issued by the Department were processed. TSYS will be assessing opportunities in other businesses that involve transactions and customer relationships.

Meanwhile, card-based transactions and services continue to represent the company's core business. TSYS currently supports more than 245.9 million cardholder accounts on three continents, in 16 currencies and seven languages — but this is still just a fraction of what its volume may become. In the U.S., for example, 55 percent of cards are still processed on internal operating systems ... but this is changing as more and more institutions are finding value in outsourcing. TSYS is confident about its ability to sign new business in the coming year.

TSYS' international growth further illustrates a bold attitude. Today TSYS processes more non-domestic cards globally than any third party processor — a key distinction as the demand for revolving credit, debit and gift cards is skyrocketing in Europe and the Asia-Pacific region. In 2002 alone, TSYS signed major projects in Britain, Scotland, Ireland and Canada.

A large part of the company's success is due to TS2, the processing system that's long been considered the "gold standard" of the industry. Never content unless they're pushing the envelope technologically, TSYS designed TS2 to support a client's cardholder portfolio in more than one continent and more than one currency.

2002 marked another milestone in TSYS' history of solving customer challenges through leading edge technology. Retailer Charming Shoppes was the first to go online with TSYS ProphIT, the state-of-the-art, Web-based system that gives customer service representatives real-time access to customer information that might reside on multiple information systems. This system automates manual processes and decisions by providing information and tools to boost productivity, facilitate problem resolution and enable cross selling.



In 2002, TSYS ventured into exciting new territory
by getting into the student loan processing business.

TSYS ProphIT could bring enhanced capabilities to other areas of financial services, including insurance, mortgage and traditional banking.

TSYS believes the future can't get here fast enough. Chips, mini-cards on key rings and other new devices are some of the innovative trends in payments, and TSYS is already ahead of the game as a leading chip card processor, with more than 15 million chip cards in service in North America and the UK. The company is working to streamline wallets worldwide with technology that consolidates the mountain of cards people carry for credit, debit, insurance, driver's license, memberships, library, gift certificates, you name it ... into one really smart card.


VALUE COME

As part of the company's Partner in Education program, *Synovus team members moderate an annual spelling bee to highlight the importance of developing a strong vocabulary. Our 2002 winner, fourth grader Pranam Chatterjee of Britt David Elementary School in Columbus, enjoyed the sweet smell of success after correctly spelling "sachet."*

ATURALLY WHEN YOU PERFORM TO WIN.

[GOLD ≈ *stability, tradition, history, loyalty, results, standards, future*]

We could operate our business by doing just enough to get by. But what would be the fun in that? Right now, as you read this, we are working to do more to serve customers than we did yesterday. And tomorrow we must do even more than that.

Our vision is to become the finest financial services company in the world. What symbolizes this achievement? There seems to be an endless field of markers ... some having to do with formal rankings and gold-plated awards, and some just simple "pats on the back" that come in the form of customer thank yous. But in our minds, we'll never feel "best-in-class" unless we consistently maintain strong financial performance...deliver outstanding customer satisfaction ... uphold a positive, enjoyable work environment ... and continuously open our hearts to our local communities.

As a company, we've been blessed with skills and capabilities that have enabled us to achieve some significant accomplishments throughout our history. Our annual earnings per share have steadily increased an average of 16.2 percent since 1992. In May 2002, *U.S. Banker* magazine put Synovus at number five in its annual ranking of the "100 Largest Banking Companies" for 2001. The publication competitively ranks companies based on return on equity for one-, three- and five-year time periods. Each company is then ranked again against others for EPS growth. We're extremely proud of our strength and our ability to maintain upward growth over time.

In May 2002, U.S. BANKER *put us at No. 5 in their annual ranking of the "100 Largest Banking Companies."*

Our recurring position among the top-ten on *FORTUNE* magazine's list of the "100 Best Companies to Work For" helps illustrate something that we've worked extremely hard to cultivate over the years within our family of companies. We will always strive to maintain leadership as one of the nation's best employers — because by our measure, setting the standard as a preeminent financial services company means setting the standard as an exemplary employer first.

In 2002, our team members received some very rewarding feedback on the work they're doing for customers. We completed the first-ever customer satisfaction survey across the entire banking system — and scored 9.2 out of ten. This is an excellent measure of the effect Our Customer Covenant is having on our daily interactions with the people we serve. Of course, this is not the finish line; this measurement simply

TSYS was named overall winner of the Excellence in Information Integrity Award presented by Unitech Systems.

inspires us to work even harder to ensure customers' needs are met to their utmost satisfaction.



Anthony Hodge, TSYS Group Executive (AT RIGHT, WITH SYNOVUS CEO JIM BLANCHARD) *was honored with the James H. Blanchard Leadership Award for 2002. He was nominated by a TSYS colleague, who described Tony as a true "servant leader" who "consistently models his belief that: people want to do a good job ... people are honest and can be trusted ... people deserve to be treated with dignity and respect ... people become committed when they are involved ... people closest to the work know it best ... and teamwork always works better than competition."*

Product quality is also a key measure of our performance, and TSYS team members were recognized for their exceptional work in data management by being named the 2002 overall winner of the Excellence in Information Integrity (EII) Award presented by Unitech Systems. Unitech, the recognized leader in the information integrity business, chose TSYS for its commitment to the methods, processes and procedures that protect data integrity.

Synovus was also represented in another prestigious accolade in the area of technology in 2002. Elizabeth "Lee Lee" James, our vice chairman of the board and chief information officer, was named "Woman of the Year in Technology" for 2002 by the Technology Association of Georgia. This annual award honors one woman who has excelled in championing the success of the state's technology industry.

At a time when U.S. corporate leadership is under the microscope, we are especially pleased that in January 2003 our Chairman, Jim Blanchard, was named Georgian of the Year by *Georgia Trend* magazine. In a state that's home to some of the most recognizable corporations in the world, this was a truly gratifying honor. The magazine cited Jim's ethical leadership in not only building a $19 billion company but also in helping to build a better Georgia. In addition to this wonderful affirmation of leadership, Jim was also named Southeast Area Ernst & Young Master Entrepreneur Of The Year for 2002. According to Gerry Wilson, partner and Southeast Area Emerging Growth Markets Leader for Ernst & Young, "The Master Entrepreneur is an individual who has maintained company building and management excellence over a period of years. Jim Blanchard personifies the word Master." Our Synovus team members couldn't agree more.

True, our corporate history is sprinkled with gold. But what's the true measure of success? It's not something that can be summed up by a plaque or trophy or by topping a global list. Our hope is that when we finally reach our goal as "the finest" in this business, you'll know it ... even before we do.

Shareholder Information

New Online Services

You can now purchase your initial shares online at *synovus.com*. And, Synovus now makes it easy and convenient to get current information on your shareholder account 24 hours a day, seven days a week. You will have access to:

synovus.com

View account status	*View payment history for dividend*
Purchase or sell shares	*Make address changes*
View book-entry information	*Obtain a duplicate 1099 tax form*
Request certificate issuance	*Request a dividend check replacement*
Establish/change your PIN	*Receive annual meeting material electronically*

General Information

General Offices
Synovus
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-2311

Stock Trading Information

Synovus common stock is traded on the New York Stock Exchange (NYSE) under the symbol "SNV."

Price and volume information appears under the abbreviation "SynovusFnl" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan

The Synovus Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in Synovus stock easy, convenient and more affordable.

To request an enrollment package for the Dividend Reinvestment and Direct Stock Purchase Plan, or for more information, **please visit us at *synovus.com* on the Internet** or call our automated request line at (800) 503-8903.

New investors. You can join the Plan by making an initial investment of at least $250, which includes your enrollment fee of $15.

Synovus shareholders. You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment. You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments. You can purchase additional shares by investing between a minimum of $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping. You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate anytime at no cost.

Gifts and transfers of shares. You can make gifts or transfers to others.

Sale of shares. You can sell some or all of your shares when you want at fees lower than those typically charged by the financial services industry. Shares are sold weekly or more often if volume dictates.

Ratings

Synovus: Long-Term Debt Senior, Standard and Poor's rates A, Moody's A2 and Fitch A.

Columbus Bank and Trust Company: Short-Term Certificates of Deposit, Standard and Poor's rates A1, Moody's P1 and Fitch F1; Long-Term Certificates of Deposit, Standard and Poor's rates A+, Moody's A1 and Fitch A.

Form 10-K

A copy of the Company's 2002 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below.

Notice of Annual Shareholders' Meeting

10:00 a.m. Eastern time, April 24, 2003, in the Bill Heard Theater at the Columbus RiverCenter. Join our annual shareholders' meeting from your home or office via a live Webcast on the Internet. Log on to *synovus.com*.

For Further Assistance

Investor Relations

Analysts, investors and others seeking additional financial information not available at *synovus.com* should contact:

Patrick A. Reynolds
Senior Vice President, Director of Investor Relations
SYNOVUS
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-5220 • Fax: (706) 644-8065
email: snvir@synovus.com

Shareholder Services

Current shareholders requiring assistance should contact Mellon Investor Services as listed below:

Regular Mail	P.O. Box 3315 South Hackensack, NJ 07606-1915
Registered Mail or Overnight Delivery	85 Challenger Road Ridgefield Park, NJ 07660
Telephone Inquiries	1-800-503-8903

Cautionary language regarding forward-looking statements: This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to Synovus' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements.

THE SYNOVUS FAMILY OF COMPANIES

GEORGIA

ALBANY
Security Bank & Trust Company
(229) 430-7000
securitybank-albany.com

ALPHARETTA
Bank of North Georgia
(770) 576-4471
banknorthgeorgia.com

AMERICUS
Sumter Bank & Trust Company
(229) 924-0301
sumterbank.com

ATHENS
Athens First Bank & Trust Co.
(706) 357-7070
athensfirstbank.com

ATLANTA
- Synovus
  (770) 481-7979 ∘ synovus.com
- Creative Financial
  (770) 913-9704 ∘ cfgltd.com
- GLOBALT
  (404) 364-2188 ∘ globalt.com

BRUNSWICK
The Coastal Bank of Georgia
(912) 262-5200
coastalbankofga.com

CALHOUN
Georgia Bank & Trust
(706) 625-2265
gbtcalhoun.com

CARROLLTON
Citizens Bank & Trust of West Georgia
(770) 836-6900 ∘ cbtwga.com

CHATSWORTH
Cohutta Banking Company
(706) 695-9431
cohuttabank.com

COLUMBUS
- Columbus Bank and Trust Company
  (706) 649-2311
  columbusbankandtrust.com
- Synovus
  (706) 649-2311 ∘ synovus.com
  - Synovus Insurance Services
    (706) 644-9324
    synovusinsurance.com
  - Synovus Leasing
    (706) 644-6200 ∘ synovus.com
  - Synovus Securities, Inc.
    (706) 649-2327
    synovus.com/ssi
  - Synovus Trust Company
    (706) 649-2146
    synovus.com/stc
- TSYS
  (706) 649-2310 ∘ tsys.com

COVINGTON
First Nation Bank*
(770) 787-5500
firstnationbank.com

DOUGLASVILLE
Citizens & Merchants State Bank
(770) 920-2265
citizens-merchantsbank.com

FORT VALLEY
The Citizens Bank
(478) 825-8611 ∘ cbfv.com

LAGRANGE
Commercial Bank & Trust Company
(706) 880-2200 ∘ combanktrust.com

MARIETTA
Charter Bank and Trust Co.
(770) 423-2265
charterbank-trust.com

MONROE
The National Bank of Walton County
(770) 267-6511 ∘ nbwc.com

NEWNAN
Bank of Coweta
(770) 253-1340 ∘ bankofcoweta.com

PEACHTREE CITY
Peachtree National Bank
(770) 487-8400 ∘ pchnb.com

ROME
Citizens First Bank
(706) 291-9772
citizensfirst-rome.com

STATESBORO
Sea Island Bank
(912) 489-8661 ∘ seaislandbank.com

THOMASVILLE
Commercial Bank
(229) 226-3535 ∘ bankcb.com

TIFTON
First Community Bank
(229) 382-3321
firstcommunbanktifton.com

TUCKER
Mountain National Bank
(770) 491-8808
mountainnational.com

VALDOSTA
First State Bank and Trust Company
(229) 242-5725 ∘ fsbtc.com

WARNER ROBINS
CB&T Bank of Middle Georgia
(478) 929-1004 ∘ cbtbank.com

ALABAMA

BIRMINGHAM
- First Commercial Bank
  (205) 879-2800
  firstcommercialbank.com
- Synovus Mortgage Corp.
  (800) 803-0803
  synovusmortgage.com

ENTERPRISE
Community Bank and Trust
(334) 347-0081 ∘ cbt-alabama.com

HUNTSVILLE
First Commercial Bank
(256) 551-3300 ∘ fcb-hsv.com

JASPER
First National Bank of Jasper
(205) 221-3121 ∘ fnb-jasper.com

PHENIX CITY
CB&T Bank of Russell County
(334) 297-7000 ∘ cbtrc.com

MONTGOMERY
Sterling Bank
(334) 279-7800
sterlingmontgomery.com

TUSCALOOSA
The Bank of Tuscaloosa
(205) 345-6200 ∘ bankoftuscaloosa.com

FLORIDA

FERNANDINA BEACH
First Coast Community Bank
(904) 277-4400 ∘ fccbank.com

PENSACOLA
Bank of Pensacola
(850) 436-7800 ∘ bankofpensacola.com

QUINCY
The Quincy State Bank
(850) 875-1000 ∘ quincystatebank.com

ST. PETERSBURG
United Bank & Trust*
(727) 898-2265 ∘ unitedbank.com

SARASOTA
United Bank of the Gulf Coast*
(941) 362-9595
unitedfinancialholdings.com

TALLAHASSEE
Tallahassee State Bank
(850) 576-1182 ∘ talstatebank.com

VALPARAISO
Vanguard Bank & Trust
(850) 729-5500 ∘ vanguardbank.com

SOUTH CAROLINA

COLUMBIA
The National Bank of South Carolina
(803) 929-2145 ∘ nationalbanksc.com
Serving 25 communities in South Carolina, including Charleston, Columbia, Florence, Greenville, Hilton Head, Myrtle Beach, Spartanburg and Sumter.

TENNESSEE

NASHVILLE
The Bank of Nashville
(615) 271-2085 ∘ bankofnashville.com

**Acquired first quarter 2003*

FORTUNE® 100 BEST COMPANIES TO WORK FOR 2003

SYNOVUS®

synovus.com